SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 47)

Avatex Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

05349F402

(CUSIP number)

Paul T. Kaplun
Venable, Baetjer, Howard & Civiletti, LLP
1201 New York Avenue, N.W., Suite 1000
Washington, DC 20006
(202) 962-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

July 9, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05349F402	13D	Page 2 of 7 Pages

1	Names of Reporting Persons/I.R.S.	Abbey J. Butler
Identification Nos. of Above Persons (Entities Only:)

2	Check the Appropriate Box if a Member of a Group:	(a) [X]
	(See Instructions)	(b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions):	00

5	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Item 2(d) or 2 (e)	[ ]

6	Citizenship or Place of Organization	United States

Number of	7	Sole Voting Power:	4,079,050*

Shares Beneficially	8	Shared Voting Power:	0

Owned by	9	Sole Dispositive Power:	4,079,050*

Each Reporting
Person With	10	Shared Dispositive Power:	0

11	Aggregate Amount Beneficially Owned
	by Each Reporting Person:	4,079,050*

12	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares (See Instructions):	[ ]

13	Percent of Class Represented by Amount in Row (11):	20.8%

14	Type of Reporting Person:	IN

*	See Item 5 of this Amendment to Schedule 13D.

CUSIP No. 05349F402	13D	Page 3 of 7 Pages

1	Names of Reporting Persons/I.R.S.	Melvyn J. Estrin
Identification Nos. of Above Persons (Entities Only:)

2	Check the Appropriate Box if a Member of a Group:	(a) [X]
	(See Instructions)	(b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions):	00

5	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Item 2(d) or 2 (e)	[ ]

6	Citizenship or Place of Organization	United States

Number of	7	Sole Voting Power:	2,835,712*

Shares Beneficially	8	Shared Voting Power:	1,069,358*

Owned by	9	Sole Dispositive Power:	2,835,712*

Each Reporting
Person With	10	Shared Dispositive Power:	1,069,358*

11	Aggregate Amount Beneficially Owned
	by Each Reporting Person:	3,905,070*

12	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares (See Instructions):	[ ]

13	Percent of Class Represented by Amount in Row (11):	19.9%

14	Type of Reporting Person:	IN

*	See Item 5 of this Amendment to Schedule 13D.

CUSIP No. 05349F402	13D	Page 4 of 7 Pages

1	Names of Reporting Persons/I.R.S.	Human Service Group, Inc.
	Identification Nos. of Above Persons (Entities Only:)	52-0939806

2	Check the Appropriate Box if a Member of a Group:	(a) [X]
	(See Instructions)	(b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions):	WC

5	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Item 2(d) or 2 (e)	[ ]

6	Citizenship or Place of Organization	Delaware

Number of	7	Sole Voting Power:	0

Shares Beneficially	8	Shared Voting Power:	1,069,358*

Owned by	9	Sole Dispositive Power:	0

Each Reporting
Person With	10	Shared Dispositive Power:	1,069,358*

11	Aggregate Amount Beneficially Owned
	by Each Reporting Person:	1,069,358*

12	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares (See Instructions):	[ ]

13	Percent of Class Represented by Amount in Row (11):	5.4%

14	Type of Reporting Person:	CO

*	See Item 5 of this Amendment to Schedule 13D.

CUSIP No. 05349F402	13D	Page 5 of 7 Pages

     This Amendment No. 47 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 29, 1990, as amended through the date hereof (the “Schedule 13D”), by Centaur Partners IV, Butler Equities II, L.P., Estrin Equities Limited Partnership, formerly named Estrin Abod Equities Limited Partnership, Abbey J. Butler, Melvyn J. Estrin, and Human Service Group, Inc. (“HSG”), with respect to their ownership of Class A common stock, par value $0.01 per share (“Common Stock”), of Avatex Corporation (formerly named FoxMeyer Health Corporation, the “Company”). References herein to Common Stock shall also be deemed references to the Company’s previously issued common stock, par value $5.00 per share, which was exchanged for Common Stock effective December 7, 1999. Unless otherwise indicted, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Since the filing of Amendment No. 46 to Schedule 13D on or about June 25, 2001, (a) HSG used working capital to purchase 45,000 shares of Common Stock on the OTC Bulletin Board System for a purchase price (excluding brokerage commissions) of approximately $16,200 and (b) Mr. Estrin used personal funds to purchase 15,000 shares of Common Stock on the OTC Bulletin Board System for a purchase price (excluding brokerage commissions) of approximately $5,250.

     In addition, Mr. Butler, Mr. Estrin and HSG entered into a Settlement Agreement dated June 12, 2002 (the “Settlement”) with Phar-Mor, Inc. (“Phar-Mor”), the Official Committee of Unsecured Creditors of Phar-Mor, and the Company. The Settlement became effective on July 9, 2002. Under the Settlement, in connection with the termination of Mr. Butler and Mr. Estrin as Co-Chief Executive Officers of Phar-Mor, Phar-Mor transferred a total of 4,948,600 shares of Common Stock owned by Phar-Mor to Mr. Butler and Mr. Estrin. These shares were split equally between Mr. Butler and Mr. Estrin.

Item 5. Interest in Securities of the Issuer.

     (a)  and (b) As of the date of this Amendment No. 47, the members of the Centaur Partners Group beneficially owned an aggregate of 7,984,120 shares of Common Stock, representing approximately 40.7% of the outstanding shares of Common Stock (based upon 19,637,357 shares outstanding as of March 31, 2002 as set forth in the Company’s Annual Report for the fiscal year ended March 31, 2002, plus the shares underlying warrants to purchase 1,958 shares beneficially owned by Mr. Estrin as described below). Mr. Butler beneficially owns 4,079,050 of these shares, Mr. Estrin beneficially owns 3,905,070 of these shares, and HSG beneficially owns 1,069,358 of these shares. Mr. Estrin’s shares consists of (i) 2,797,954 shares owned directly, (ii) 1,069,358 shares owned by HSG, (iii) 13,418 shares owned by Estrin New Ventures, LLC, an entity controlled by Mr. Estrin and his wife, (iv) 22,382 shares held in certain trusts for which Mr. Estrin is a co-trustee, and (v) 1,958 shares underlying warrants to purchase such shares held in certain trusts for which Mr. Estrin is a co-trustee. Mr. Estrin is not a

CUSIP No. 05349F402	13D	Page 6 of 7 Pages

beneficiary of any of these trusts, and disclaims beneficial ownership of all shares and warrants held by the trusts. Mr. Butler disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Estrin and HSG, and Mr. Estrin and HSG each disclaims beneficial ownership of the shares of Common Stock owned by Mr. Butler.

     Except as set forth in this item 5(a), no member of the Centaur Partners Group owns any shares of Common Stock.

     (c)  Since the filing of Amendment No. 46 to Schedule 13D, (i) on August 9, 2001, HSG used working capital to purchase 45,000 shares of Common Stock on the OTC Bulletin Board System at a price of $0.36 per share, (ii) on August 30, 2001, Mr. Estrin used personal funds to purchase 15,000 shares of Common Stock on the OTC Bulletin Board System at a price of $0.35 per share, and (iii) Mr. Butler and Mr. Estrin each acquired 2,474,300 shares of Common Stock from Phar-Mor under the Settlement.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 1:	Settlement Agreement, dated June 12, 2002, by and among (i) Phar-Mor, Inc., a Pennsylvania corporation, on behalf of itself and its subsidiaries and affiliates (individually and collectively referred to as the “Debtor”), (ii) the Official Committee of Unsecured Creditors of the Debtor, (iii) Melvyn J. Estrin, (iv) Abbey J. Butler, (v) Avatex, Inc., a Delaware corporation, and (vi) Human Service Group, Inc., a Delaware corporation.

CUSIP No. 05349F402	13D	Page 7 of 7 Pages

Signatures

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2002.

/s/ Abbey J. Butler Abbey J. Butler	/s/ Melvyn J. Estrin Melvyn J. Estrin

Human Service Group, Inc.

By:
/s/ Melvyn J. Estrin Melvyn J. Estrin Chief Executive Officer